FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

3SBIO INC.

Form 6-K

3SBio Inc. is furnishing under the cover of form 6-K:

Exhibit 99.1	Press release, dated March 19, 2008, regarding share repurchase program.

Exhibit 99.2	Press release, dated March 19, 2008, regarding promotion of David Chen as Chief Operating Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Kevin Teo
Name:	Kevin Teo
Title:	Chief Financial Officer

Date: March 20, 2008

3

Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Contact:

Kevin Teo, CFO

3SBio Inc.

+86(24) 2581-1820

ir@3sbio.com

Investor Relations(HK):

Ruby Yim

Taylor Rafferty

+852 3196 3712

3sbio@taylor-rafferty.com

Investor Relations(US):

Mahmoud Siddig

Taylor Rafferty

+1(212) 889-4350

3sbio@taylor-rafferty.com

Media Contact:

John Dooley

Taylor Rafferty

+1(212) 889-4350

3sbio@taylor-rafferty.com

3SBio Inc. Approves Share Repurchase Program

SHENYANG, PRC, March 19, 2008 - 3SBio Inc. (Nasdaq: SSRX) (“3SBio” or the “Company”), a leading, fully integrated, biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China, announced today that its board of directors has approved a share repurchase program.

The board has authorized 3SBio to purchase up to US$20 million worth of its outstanding American Depositary Shares (“ADSs”). Under the program, repurchases may be made from time to time on the open market over a period of 12 months commencing from March 21, 2008, depending on market conditions, the trading price of the ADSs and other factors, as well as subject to relevant rules under United States securities regulations. The share repurchase program may be suspended or discontinued at any time. The share repurchase program will be funded with the Company’s available working capital. As of December 31, 2007, the Company had cash and cash equivalents of approximately RMB811.0 million (US$111.2 million).

As of March 17, 2008, the Company had approximately 14.87 million ADSs outstanding.

About 3Sbio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com.

Exhibit 99.2

FOR IMMEDIATE RELEASE

Contact:

Investor Contact:

Kevin Teo, CFO

3SBio Inc.

+86(24) 2581-1820

Investor Relations(HK):

Ruby Yim

Taylor Rafferty

+852 3196 3712

Investor Relations(US):

Mahmoud Siddig

Taylor Rafferty

+1(212) 889-4350

Media Contact:

John Dooley

Taylor Rafferty

+1(212) 889-4350

3SBIO INC. ANNOUNCES PROMOTION OF DAVID CHEN AS CHIEF

OPERATING OFFICER

SHENYANG, PRC — March 19, 2008 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or the “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced the appointment of Dr. David Chen to the newly created role of Executive Vice President and Chief Operating Officer, effective immediately. Dr. Chen most recently held the position of Vice President of Business Development at 3SBio.

Since joining 3SBio in June 2007, Dr. Chen has been responsible for developing long-range growth strategies and pursuing strategic business opportunities and external alliances with biotechnology and pharmaceutical companies in major markets worldwide. In addition to his existing responsibilities, Dr. Chen will assume oversight of commercial operations including commercial strategy, medical and regulatory, government affairs, and export. He will be based in Beijing, China.

Dr. Jing Lou, CEO of 3SBio, commented, “I am very pleased to announce the promotion of David Chen to the position of Chief Operating Officer. Since assuming the role of VP of Business Development, David has quickly demonstrated his leadership skills and has played a critical role in planning and executing our future growth strategies and partnering initiatives, helping to establish relationships with a number of potential partners around the world. His in-depth understanding of the Chinese pharmaceutical market place combined with his significant operating experience with multinational pharmaceutical companies in the US make him the ideal candidate to assume this newly created position. I look forward to working together with David as we help drive the next phase of 3SBio’s growth.”

Prior to joining 3SBio, Dr. Chen, 42, held various managerial positions in the US pharmaceutical industry, including business development, sales and marketing, market research, new product development and R&D portfolio management both with Eli Lilly and GlaxoSmithKline. Prior to his experience in the US, Dr. Chen was a practicing orthopedic surgeon at Shanghai Medical University from 1989 to 1992. He received a medical degree from the First Military Medical University in Guangzhou, China, and earned a Masters Degree in Business Administration from the Darden School of Business at the University of Virginia.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com.

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